Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Six Months Ended June 30,
(dollars in thousands)	2011	2012	2013	2014	2015	2016	2015
Net income	$6,920	$8,115	$40,338	$287,035	$262,903	$133,405	$100,253
Income tax expense (benefit)	5,838	8,353	22,977	(143,264)	22,058	6,117	17,306
Fixed charges	239,477	227,155	221,219	182,107	179,516	105,514	88,887
Earnings	252,235	243,623	284,534	325,878	464,477	245,036	206,446
Interest expense, net	170,524	156,762	146,112	105,152	98,399	61,363	49,218
Rent under leases representative of an interest factor (1/3)	68,953	70,393	75,107	76,955	81,117	44,151	39,669
Preferred dividends	—	—	—	—	—	—	—
Fixed charges	239,477	227,155	221,219	182,107	179,516	105,514	88,887
Ratio of earnings to fixed charges	1.1x	1.1x	1.3x	1.8x	2.6x	2.3x	2.3x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.